PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND OVERNIGHT MAIL
October 4, 2016
Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 0409
U.S. Securities and Exchange Commission
100 F Street
Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated October 3, 2016, regarding comments by the Staff of the Securities and Exchange Commission (the “Commission”) related to the above referenced filing by Piedmont Office Realty Trust, Inc. (the “Company”). We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated each comment as shown in your letter prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2015

Funds from Operation, Core Funds from Operations (Core FFO) and Adjusted Funds from Operations (AFFO), page 36

Comment:

1.
We note your response to our prior comment 2 and the described use of your AFFO measure in your response to our prior comment 1, which indicates this measure is used to demonstrate the company’s ability to make incremental capital investments such as construction or acquisition of major office projects. Given the use of this measure, it appears to be a liquidity measure. Please revise future filings, including earnings releases, to remove the presentation of this measure on a per share basis.

Response:
We will revise our future filings, including earning releases, to remove the presentation of AFFO on a per share basis.

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Daniel L. Gordon
October 4, 2016

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:	Ms. Shannon Sobotka, Securities and Exchange Commission
Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Thomas Brown, Ernst & Young LLP
Mr. Keith Townsend, Esq., King & Spalding, LLP